SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 May 27, 2011

Commission File No.: 000-51183

SHAMIR OPTICAL INDUSTRY LTD.
(Translation of registrant’s name into English)

Kibbutz Shamir, Upper Galilee, 12135
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______.

On May 8, 2011, Shamir Optical Industry Ltd. (the "Company") filed, following the approval of the transaction by Shamir’s shareholders, an application with the District Court of Nazareth requesting its final approval for Essilor International SA to complete its acquisition of 50% of Shamir. On May 5, May 6 and May 20, in connection with the application with the District Court of Nazareth, the Company caused the attached Notice to be published in several newspapers.

The closing of the transaction remains subject to the satisfaction of the remaining conditions specified by the transaction agreements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Shamir Optical Industry Ltd. (Registrant) By: /s/ David Bar-Yosef David Bar-Yosef, General Counsel

Date: May 27, 2011

District Court of Nazareth

Notice of Shamir Optical Industry Ltd., (“the Company”)

Public corporation no. 51-365956-5
Kibbutz Shamir, Upper Galilee 12135, Israel

By the attorneys of the Company from Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
 One Azrieli Center, Round Building, Tel Aviv, 67021, Israel
Tel: +972-3-607-4444; Fax: +972-3-607-4422

NOTICE OF THE FILING OF AN APPLICATION TO APPROVE AN ARRANGEMENT
ACCORDING TO THE COMPANIES’ REGULATIONS (APPLICATION FOR A SETTLEMENT
 OR AN ARRANGEMENT), 5762-2002 (HEREINAFTER: “THE REGULATIONS”)

Notice is hereby given that on May 8, 2011, an application was submitted to the District Court of Nazareth, Israel (File No. 393-12-10), to approve a merger arrangement between the Company and Shamrock Acquisition Sub Ltd. ("Shamrock"), in connection with the Merger Agreement between the Company, Shamrock and Essilor International SA, a French société anonyme, dated October 15, 2010 (the "Application").

A copy of the Application and any document attached thereto, will be furnished to any interested party, upon receipt of a written request delivered to the Company's legal advisers, Dr. Shachar Hadar and/or Michael Ginsburg, from Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, Round Building, Tel Aviv, 67021, Israel, Tel: +972.3.607.4444; Fax: +972.3.607.4422.

Pursuant to Section 34 of the Regulations, any person wishing to oppose the Application shall file his objection with the Nazareth District Court no later than May 31, 2011.

Shamir Optical Industry Ltd.